Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

Microchip Technology Incorporated (“Microchip”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.001 per share, and depositary shares (the “Depositary Shares”) representing a 1/20th interest in a share of 7.50% Series A Mandatory Convertible Preferred Stock, par value $0.001 per share.
The following summary sets forth some of the general terms and conditions relating to our securities. Because this is a summary description, it does not contain all of the information that may be important to you. The information is not complete and is subject to, and qualified in its entirety by, the provisions of Microchip’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), amended and restated bylaws (“Bylaws”), the Certificate of Designations filed with the Secretary of State of Delaware on March 25, 2025 (the “Certificate of Designations”), the Deposit Agreement, dated as of March 25, 2025, among Microchip Technology Incorporated and Equiniti Trust Company, LLC, acting as Depositary, and the holders from time to time of the depositary receipts described therein (the “Deposit Agreement”), and the provisions of applicable law. For a more detailed description of the securities, you should read the Certificate of Incorporation, Bylaws, Certificate of Designations, and Deposit Agreement, each of which is an exhibit to our Annual Report on Form 10-K of which this description is an exhibit.
Description of Capital Stock
General
Our authorized capital stock consists of 905,000,000 shares of capital stock, of which:
•900,000,000 shares are designated as common stock, par value $0.001 per share; and
•5,000,000 shares are designated as preferred stock, par value $0.001 per share. Of which 1,485,000 shares are designated as “7.50% Series A Mandatory Convertible Preferred Stock,” par value $0.001 per share.
Pursuant to our Certificate of Incorporation, our board of directors has the authority, without stockholder approval except as required by the listing standards of the Nasdaq, to issue additional shares of our common stock. Our board of directors has the authority to repeal, alter or amend the Certificate of Incorporation and Bylaws or adopt new bylaws, subject to certain limitations set forth in the Bylaws and the DGCL.
Common Stock
We have one class of authorized common stock.
Dividend Rights
Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine.

Voting Rights
Holders of common stock are also entitled to one vote for each share held on all matters submitted to a vote of stockholders. Neither our Certificate of Incorporation nor our Bylaws provide for cumulative voting in the election of directors.
No Preemptive, Redemption or Conversion Rights
The common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.
Liquidation, Dissolution or Similar Rights
Upon liquidation, dissolution or winding-up of Microchip, the assets legally available for distribution to stockholders would be distributed ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.
Preferred Stock
Our Certificate of Incorporation authorizes Microchip’s board of directors to issue up to 5,000,000 shares of preferred stock from time to time in series and to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock, and the number of shares constituting any such series and the designation thereof. These rights, preferences, privileges and restrictions could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.
Our board of directors has designated 1,485,000 shares of preferred stock as 7.50% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”), which shares have the rights, preferences, privileges and restrictions as fully described in the Certificate of Designations.
Dividend Rights
    Our Mandatory Convertible Preferred Stock ranks senior to our common stock with respect to dividend rights or rights upon liquidation, winding-up or dissolution, as applicable. Holders of Mandatory Convertible Preferred Stock will be entitled to receive, if and when declared by the board of directors, cumulative dividends at a rate per annum of 7.5% on the liquidation preference of $1,000 per share, payable quarterly until the conversion date in cash or common stock as determined by the board of directors. So long as any share of Mandatory Convertible Preferred Stock remains outstanding, no dividend or distribution shall be declared on common stock unless all accumulated and unpaid dividends on Mandatory Convertible Preferred Stock have been declared and paid upon.
Voting Rights
    The holders of Mandatory Convertible Preferred Stock do not have voting rights other than as described below or as specifically required by the DGCL. Whenever dividends have not been declared and paid for the equivalent of six or more dividend periods, whether consecutive or not, the holders of Mandatory Convertible Preferred Stock will be entitled, at the request of at the holders of least 25% of the outstanding shares of Mandatory Convertible Preferred Stock, at the next special or annual meeting of stockholders to vote for the election of a total of two additional members of the board of directors, subject to Nasdaq rules and our corporate governance guidelines. If and when all accumulated dividends have been paid in full, the foregoing voting rights and the term of office of the preferred stock directors shall immediately terminate without further action by us, subject to the revesting of such rights in the event of subsequent non-payment.
    So long as any shares of Mandatory Convertible Preferred Stock remain outstanding, we will not take certain actions without consent of the holders of at least two-thirds of the outstanding shares of Mandatory Convertible Preferred Stock, including, among other things, to (i) authorize or increase the amount of any senior stock, (ii) adversely alter the rights of the Mandatory Convertible Preferred Stock, or (iii) consummate a binding exchange or reclassification of Mandatory Convertible Preferred Stock, including in merger or consolidation with another entity, unless such rights, preferences, and powers, taken as a whole, are no less favorable to the holders of Mandatory Convertible Preferred Stock.
No Preemptive or Redemption Rights
    The Mandatory Convertible Preferred Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. However, we may purchase Mandatory Convertible Preferred Stock, or Depositary Shares thereof, from time to time in the open market, by tender offer, exchange offer, or otherwise.
Conversion Rights
    Holders of Mandatory Convertible Preferred Stock may elect to convert, in whole or in part, their shares of Mandatory Convertible Preferred Stock before the mandatory conversion date at the minimum conversion rate as set forth in the Certificate of Designations, subject to anti-dilution adjustments and adjustment for accumulated and unpaid dividends not yet declared as of the early conversion date. We will make no payment or allowance for remaining unpaid dividends, unless such early conversion occurs after the record date for a declared dividend.
    Additionally, holders of Mandatory Convertible Preferred Stock may elect to convert their shares of Mandatory Convertible Preferred Stock upon a fundamental change of the Company. A fundamental change includes (i) a person or group acquiring beneficial ownership of more than 50% of our common stock, (ii) the sale of substantially all our assets or recapitalization, reclassification, change, merger, or consolidation of our common stock into other securities or assets, provided that the holders of our common equity do not own more than 50% of the continuing or surviving corporation, (iii) stockholder approval of any plan or proposal for liquidation or dissolution, and (iv) our common stock ceasing to be listed on Nasdaq or the New York Stock Exchange. Shares of Mandatory Convertible Preferred Stock may be converted, in part or in whole, at the conversion rate set forth in the Certificate of Designations. Additionally, each such share of Mandatory Convertible Preferred Stock converted, will be entitled to receive in cash or common stock, at the sole discretion of the board of directors, payment of (x) accumulated but unpaid dividends and (y) future dividend payments at a discount rate of 4.95% per annum.
    Shares of Mandatory Convertible Preferred Stock will automatically convert into shares of common stock at the conversion rate set forth in the Certificate of Designations after 5:00 p.m. New York City time on the mandatory conversion date, which is expected to be March 15, 2028.
Liquidation, Dissolution or Similar Rights
    Upon liquidation, dissolution or winding-up of Microchip, each holder of Mandatory Convertible Preferred Stock will be entitled to receive a liquidation preference of $1,000 per share, plus an amount equal to accumulated and unpaid dividends. After payment of the liquidation and dividend amounts, the holders of Mandatory Convertible Preferred Stock will have no right or claim to any of our remaining assets. There are no provisions requiring funds be set aside for the protection of the liquidation preference of the Mandatory Convertible Preferred Stock.
Reservation of Shares
    We will at all times reserve and keep available out of the authorized and unissued common stock or shares of common stock held in treasury by us, solely for issuance upon conversion of the Mandatory Convertible Preferred

Stock, free from any preemptive or other similar rights, the maximum number of shares of common stock as shall be issuable from time to time upon the conversion of all the shares of Mandatory Convertible Preferred Stock then outstanding (including, for the avoidance of doubt, the maximum additional conversion amount).
Description of Depositary Shares
General
Each Depositary Share represents a 1/20th interest in a share of our Mandatory Convertible Preferred Stock. Subject to the terms of the Deposit Agreement, the Depositary Shares will be entitled to all powers, preferences and special rights of our Mandatory Convertible Preferred Stock, as applicable, in proportion to the fraction of a share of our Mandatory Convertible Preferred Stock those Depositary Shares represent.
Dividend Rights
Each dividend paid on a Depositary Share will be in an amount equal to 1/20th of the dividend paid on the related share of our Mandatory Convertible Preferred Stock. So long as our Depositary Shares are held of record by the nominee of The Depositary Trust Company (“DTC”), declared cash dividends in respect of our Depositary Shares will be paid to DTC in same-day funds on each dividend payment date. DTC will credit accounts of its participants in accordance with DTC’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of our Depositary Shares in accordance with the instructions of such beneficial owners. Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for our Mandatory Convertible Preferred Stock.
Voting Rights
Because each Depositary Share represents a 1/20th interest in a share of the Mandatory Convertible Preferred Stock, holders of depositary receipts will be entitled to 1/20th of a vote per share of Mandatory Convertible Preferred Stock under those circumstances in which holders of the Mandatory Convertible Preferred Stock are entitled to a vote.
When the bank depositary receives notice of any meeting at which the holders of our Mandatory Convertible Preferred Stock are entitled to vote, the bank depositary will mail the notice to the record holders of the Depositary Shares relating to the Mandatory Convertible Preferred Stock. Each record holder of Depositary Shares may instruct the bank depositary as to how to vote the amount of our Mandatory Convertible Preferred Stock represented by such holder’s Depositary Shares in accordance with these instructions. The bank depositary will abstain from voting shares of the Mandatory Convertible Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing our Mandatory Convertible Preferred Stock.
With the consent of the record holders of at least a majority of the aggregate number of Depositary Shares then outstanding, the Depositary Shares and any provisions of the Deposit Agreement may at any time and from time to time be amended, altered or supplemented by agreement between us and the bank depositary; provided that, without the consent of each record holder of an outstanding Depositary Share affected, no such amendment, alteration or supplement will:
•reduce the number of Depositary Shares the record holders of which must consent to an amendment, alteration or supplement of the Depositary Shares or the Deposit Agreement;
•reduce the amount payable or deliverable in respect of the Depositary Shares or extend the stated time for such payment or delivery;
•impair the right, subject to certain requirements set forth in the Deposit Agreement, of any owner of Depositary Shares to surrender any receipt evidencing such Depositary Shares to the bank depositary with instructions to deliver to it the Mandatory Convertible Preferred Stock and all money and/or other property represented thereby;
•change the currency in which payments in respect of the Depositary Shares or any receipt evidencing such Depositary Shares is made;
•impair the right of any record holder of Depositary Shares to receive payments or deliveries on its Depositary Shares on or after the due dates therefor or to institute suit for the enforcement of any such payment or delivery;
•make any change that materially and adversely affects the conversion rights of any record holder of Depositary Shares; or
•make any change that materially and adversely affects the voting rights of any record holder of Depositary Shares.

No Preemptive or Redemption Rights
    The Depositary Shares are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions. However, we may purchase Depositary Shares from time to time in the open market, by tender offer, exchange offer, or otherwise.
Conversion Rights
Because each Depositary Share represents a 1/20th interest in a share of our Mandatory Convertible Preferred Stock, a holder of Depositary Shares may elect to convert Depositary Shares only in lots of 20 Depositary Shares, either on an early conversion date at the minimum conversion rate, subject to adjustment, or during a fundamental change conversion period at the fundamental change conversion rate, each as set forth in the Certificate of Designations.
On any conversion date for our Mandatory Convertible Preferred Stock, each Depositary Share corresponding to the shares of our Mandatory Convertible Preferred Stock so converted will be entitled to receive 1/20th of the number of shares of our common stock and the amount of any cash received by the bank depositary upon conversion of each share of our Mandatory Convertible Preferred Stock.
After delivery of our common stock by the transfer agent to the bank depositary following conversion of our Mandatory Convertible Preferred Stock, the bank depositary will transfer the proportional number of shares of our common stock to the holders of Depositary Shares by book-entry transfer through DTC or, if the holders’ interests are in certificated depositary receipts, by delivery of common stock certificates for such number of shares of our common stock.
No fractional shares of common stock will be issued to holders of our Depositary Shares upon conversion. In lieu of any fractional shares of common stock otherwise issuable in respect of the aggregate number of Depositary Shares of any holder that are converted, that holder will be entitled to receive an equivalent amount in cash, computed to the nearest cent.
Liquidation, Dissolution or Similar Rights
Any final distribution in respect of the Mandatory Convertible Preferred Stock in connection with any liquidation, winding-up or dissolution of the Company shall be distributed to the record holders of the depositary receipts pursuant to the Deposit Agreement.

Withdrawal Rights
A holder of 20 Depositary Shares may withdraw the share of our Mandatory Convertible Preferred Stock corresponding to such Depositary Shares, and any cash or other property represented by such Depositary Shares. A holder who withdraws shares of Mandatory Convertible Preferred Stock (and any such cash or other property) will not be required to pay any stock transfer and documentary stamp taxes or duties relating to the issuance or delivery of such shares of Mandatory Convertible Preferred Stock (and any such cash or other property), except that such holder will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of such shares of Mandatory Convertible Preferred Stock (and any such cash or other property) in a name other than the name of such holder. Holders of shares of our Mandatory Convertible Preferred Stock will not have the right under the Deposit Agreement to deposit such shares with the bank depositary in exchange for Depositary Shares.
Charges of Bank Depositary
We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the bank depositary in connection with the initial deposit of the Mandatory Convertible Preferred Stock. Except where stated otherwise, holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of Mandatory Convertible Preferred Stock upon surrender of depositary receipts, as are expressly provided in the Deposit Agreement to be for their accounts.
Form and Notices
The Mandatory Convertible Preferred Stock will be issued in registered form to the bank depositary, and the Depositary Shares will be issued in book-entry only form through DTC prior to the conversion of the Mandatory Convertible Preferred Stock. The bank depositary will forward to the holders of Depositary Shares all reports, notices and communications from us that are delivered to the bank depositary and that we are required to furnish to the holders of our Mandatory Convertible Preferred Stock.
Additional Securities Information
Board of Directors
Our board of directors is not classified. By duly adopted resolution, our board of directors has established that the number of directors shall be six. This number may be changed by a duly adopted resolution of the board of directors or by a duly adopted amendment to the Certificate of Incorporation or by an amendment to the Bylaws adopted by resolution of the board of directors or by the stockholders. Directors may be removed with or without cause by the holders of the majority of the shares then entitled to vote at an election of directors. Vacancies and newly created director positions may only be filled by a majority of directors then in office, subject to certain limitations set forth in the Bylaws.
Delaware Anti-Takeover Law and Charter and Bylaw Provisions
Certain provisions of Delaware law, our Certificate of Incorporation and Bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Takeover Statute
We are governed by Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:
•before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers of which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within the three year period immediately prior to the business combination, beneficially owned 15% or more of the outstanding voting stock of the corporation. Section 203 of the DGCL defines business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Advance Notice Provisions
Our Bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Proxy Access Nominations
Under our Bylaws, a stockholder (or a group of up to 20 stockholders) who has held at least 3% of our outstanding stock continuously for at least three years, may nominate and have us include in our proxy materials (i) one director nominee if the number of directors to be elected at an annual meeting is seven or less, and (ii) if the number of directors to be elected at an annual meeting is greater than seven, director nominees constituting up to the greater of 20% of the board of directors or two directors, provided in each case that the requirements set forth in our Bylaws are satisfied.
Special Meeting Requirements
Our Certificate of Incorporation and Bylaws provide that special meetings of stockholders may only be called by our board of directors or the chairman of the board or by one or more stockholders owning in the aggregate not less than fifty percent (50%) of the entire capital stock of the corporation issued and outstanding and entitled to vote.
Authorized but Unissued Shares
Authorized but unissued shares of our common stock and preferred stock are available for future issuances without stockholder approval, excepting the applicable listing and regulatory standards, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Microchip by means of a proxy contest, tender offer, merger, or otherwise.
Action by Stockholder Consent
Our Bylaws provide that our stockholders may take action by written consent without a meeting.
Exclusive Forum
Unless we provide written consent to an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the exclusive forum for any derivative action, action asserting breach of fiduciary duty, claims pursuant to Delaware corporate law, action related to the Certificate of Incorporation, Bylaws, or internal affairs doctrine, unless an indispensable party is not subject nor has consented to the jurisdiction. Unless we provide written consent to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive jurisdiction for the resolution of claims arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder.
Limitation of Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to the Company or our stockholders;
•any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.
In addition, our Bylaws provide that we may indemnify, to the maximum extent permitted by the DGCL, any employee or agent of the Company against expenses, judgements, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact such person is or was an agent of the Company.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses actually and reasonably incurred and paid by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are included in our Certificate of Incorporation, Bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock, Mandatory Convertible Preferred Stock, and Depositary Shares is Equiniti Trust Company, LLC. The address of the transfer agent and registrar is 1110 Centre Pointe Curve, Suite 101, Mendota Heights MN 55120-4100.
Listing
Our common stock is listed on Nasdaq under the symbol “MCHP”.
Our Depositary Shares are listed on Nasdaq under the symbol “MCHPP”.